manually signed

02032904

As filed with the Securities and Exchange Commission on May 24, 2002
Commission File Number 24-4424

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT 6 ~~TO~~
FORM 1-A (a)
REGULATION A OFFERING ~~STATEMENT~~
Under
The Securities Act of 1933

PRIVATE INVESTOR RESERVES CORPORATION

Esparante Building
222 Lakeview Avenue 18th Floor #3
West Palm Beach, FL 33401
(561) 802-4167
(Corporate Office)

PROCESSED
MAY 28 2002
THOMSON
FINANCIAL

MAY 24 2002

James A. Brown
c/o Morris C. Brown
Greenberg Traurig
777 South Flagler Drive
Third Floor East
West Palm Beach, FL 33401

Delaware	6141	52-2187066
(State or other jurisdictions of incorporation or organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number

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Approximate date of commencement of proposed sale to public: As soon as practicable after the Regulation A Offering Statement becomes effective.

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the use in this Registration Statement on Form 1-A of our report dated June 11, 2001 relating to the financial statements of Private Investor Reserves Corporation as of December 31, 2000 and the reference to our firm under the caption "Experts" in the registration statement.

Stark Winter Schenkein & Co., LLP

Stark Winter Schenkein & Co., LLP
Certified Public Accountants

May 23, 2002
Denver, Colorado

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Beach, State of Florida on May 23, 2002.

Private Investor Reserves Corporation

By:______________________________
David Jennings, Acting President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

______________________________ Date: May 23, 2002
David Jennings
Acting Chief Executive Officer
Director

______________________________ Date: May 23, 2002
James A. Brown
Chief Financial Officer
Controller

______________________________ Date: May 23, 2002
Carson H. Powers
Director

______________________________ Date: May 23, 2002
Christopher C. Flaesch
Director